Exhibit (a)(3)
FORM OF ANNOUNCEMENT REGARDING COMMENCEMENT OF OFFER
December 17, 2007
We are pleased to announce that the Offer to Replace Eligible Options (the “Offer”) that we mentioned in the email to you dated December 4, 2007, is officially launching today, December 17, 2007 and will remain open until January 18, 2008 at 9:00 p.m. Pacific Standard Time (unless we extend it).
A stock option will be deemed to be an “Eligible Option” if it meets each of the following conditions:
(i) The option was granted under the Finisar Corporation 2005 Stock Incentive Plan, the Finisar Corporation 2001 Nonstatutory Stock Option Plan or the Finisar Corporation 1999 Stock Option Plan (which was amended and renamed the Finisar Corporation 2005 Stock Incentive Plan effective as of September 8, 2005).
(ii) The option has an exercise price per share less than the fair market value per share of the Company’s common stock on the date which has now been determined to be the correct measurement date for that option for financial accounting purposes.
(iii) The option was unvested as of December 31, 2004.
(iv) The option is held by an individual who is, on the expiration of the Offer, a current employee of the Company (or any subsidiary) and subject to income taxation in the United States with respect to that option. However, executive officers of the Company and members of the Company’s Board of Directors are not eligible to participate.
(v) The option is outstanding on the expiration date of the Offer.
The Offer will provide you with the opportunity to avoid the unfavorable tax consequences under Section 409A of the Internal Revenue Code you may otherwise incur with respect to your Eligible Options. See below for the steps you should take if you wish to tender your Eligible Options for replacement in the Offer.
The specifics of the program are described in the Offer to Replace Eligible Options. A copy of the Offer to Replace Eligible Options is available by clicking on this hyperlink: https://finisar.equitybenefits.com/Documents/OfferToReplace.pdf. We urge you to read the Offer to Replace Eligible Options very carefully.
Stock options will remain subject to adverse tax consequences under Section 409A until the close of the Offer and the official replacement of such options immediately following the expiration of the Offer. Therefore, we remind you that should you exercise your tendered stock options prior to the replacement of your those stock options, you will be solely responsible for any taxes, penalties or interest you may incur under Section 409A.
We will be conducting several educational presentations to provide you with additional information regarding the Offer. These sessions will be held on December 19, 2007 at the following locations:
10:00 a.m. Pacific Standard Time in the employee cafeteria at our Sunnyvale location
1:30 p.m. Pacific Standard Time in the employee cafeteria at our Sunnyvale location
3:30 p.m. Pacific Standard Time in the employee cafeteria at our Fremont location
If you are unable to attend one of the above sessions, a recording of the presentation will be posted on the Finisar intranet at http://intranet/sites/VideoArchive/default.aspx by the close of business on December 20, 2007.
If you wish to tender your Eligible Options for replacement in the Offer, you must take the following steps:
1.	Log on to the Offer website at https://finisar.equitybenefits.com/. To access the Offer website, use your E*Trade login and password. If the site does not recognize you, please contact the Finisar Tender Offer Call Center at 1-800-516-4699 or finisarcc@sos-team.com.

2.	Review the following important documents:
Offer to Replace Eligible Options
Instructions to Election Form
Frequently Asked Questions
Restricted Stock Unit Issuance Agreement

3.	Click on the MAKE AN ELECTION button to proceed with your election. You will be directed to the first page of the Election Form. You will need to check the appropriate boxes next to each of your Eligible Options to indicate whether or not you are tendering your Eligible Options for replacement in accordance with the terms of the Offer.

4.	After completing the Election Form, you will be allowed to review the elections you have made with respect to your Eligible Options. If you are satisfied with your elections, you will proceed to the Agreement to the Terms of Election page. Only after you agree to the Agreement to the Terms of Election will you be directed to the Print Confirmation page.

5.	Please print and keep a copy of the Print Confirmation page for your records. You will then be deemed to have completed the election process.
KEY DATES TO REMEMBER
The commencement date of the Offer is December 17, 2007.
Informational sessions will be conducted on December 19, 2007 at the following locations and times:
10:00 a.m. Pacific Standard Time in the employee cafeteria at our Sunnyvale location
1:30 p.m. Pacific Standard Time in the employee cafeteria at our Sunnyvale location
3:30 p.m. Pacific Standard Time in the employee cafeteria at our Fremont location
The Offer will expire at 9:00 p.m. Pacific Standard Time on January 18, 2008, unless the Offer is extended. Your Eligible Options that have been tendered will be immediately replaced on January 18, 2008, but after the close of the Offer, or, if the Offer is extended on the extended expiration date of the Offer. Please be aware that your option account at E*Trade may not accurately reflect the replacement for one to two business days following expiration of the Offer.
If you have any questions, please contact the Finisar Tender Offer Call Center at 1-800-516-4699 or finisarcc@sos-team.com.

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